                                 NEXTVENUE INC.
                          100 William Street, 8th Floor
                            New York, New York 10038



                                          September 26, 2000

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Lillian Cummins

        Re: NextVenue Inc. Registration Statement on Form S-1 (Registration No. 333-36630)

Ladies and Gentlemen:

Pursuant to Rules 477 and 478 under the Securities Act of 1933, NextVenue Inc. hereby applies to withdraw its Registration Statement on Form S-1 (Registration No. 333-36630), which was filed with the Securities and Exchange Commission on May 9, 2000 and has not become effective. The grounds for withdrawal are that NextVenue has entered into an Agreement and Plan of Reorganization pursuant to which NextVenue is to be acquired by iBeam Broadcasting Corporation. NextVenue confirms that no securities covered by the Registration Statement have been sold.

                                       Very truly yours,

                                       /s/ Nicholas Balletta

                                       Nicholas Balletta
                                       President and Chief Executive Officer